Mail Stop 4561

December 23, 2008

Mr. Steve Barber
Chief Executive Officer
Xyratex Ltd.
Langstone Road
Havant PO9 1SA
United Kingdom

       Re: **Xyratex Ltd.**
                Form 20-F for the Fiscal Year Ended November 30, 2007
                Filed February 20, 2008
                File No. 000-50799

Dear Mr. Barber:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Mark Kronforst
                    Accounting Branch Chief